[Letterhead of Eversheds Sutherland (US) LLP]

March 13, 2020

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Preliminary Proxy Materials on Schedule 14A filed February 27, 2020

File No. 814-01022

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 4, 2020, with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-01022), filed with the Commission on February 27, 2020 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s response.

1.	Please explain to the Staff on a supplemental basis why the Company is not submitting the Company’s auditors to shareholders for ratification or rejection at the Company’s 2020 Annual Meeting of Stockholders, including how the Company has complied with the conditions necessary for not obtaining shareholder ratification of its auditors under Rule 32a-4 of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Company advises the Staff on a supplemental basis that it is not submitting the Company’s auditors to shareholders for ratification or rejection at the Company’s 2020 Annual Meeting of Stockholders based on the relief provided by the no-action letter issued to Main Street Capital Corporation on June 20, 2011 (the “Letter”). The Letter provides that a business development company (“BDC”) like the Company is not required to submit the Company’s auditors to shareholders for ratification or rejection if the Company fully complies with Rule 32a-4 under the 1940 Act as if it were a registered management investment company. The Company has complied with the conditions in Rule 32a-4 based on the following: (i) the Company’s board of directors has established an audit committee, which consists solely of directors who are not “interested persons” of the Company, as such term is defined in Section 2(a)(19) of the 1940 Act, and the audit committee has responsibility for overseeing the Company’s accounting and auditing process; (ii) the Company’s audit committee has adopted a charter setting forth the audit committee’s structure, duties, powers, and methods of operation; and (iii) the Company maintains the audit committee’s charter on the Company’s easily accessible website.

Edward P. Bartz, Esq.

March 13, 2020

2.	On a supplemental basis, please provide the Staff with an explanation as to why “Proposal I: Election of Directors” is a “non-routine matter.”

The Company advises the Staff on a supplemental basis that the determination of whether a proposal is a “non-routine” matter is made pursuant to Rule 452 the New York Stock Exchange (“Rule 452”). Under Rule 452.11(19), a proposal with respect to the election of directors in an uncontested election is a “non-routine matter.” Although an exception is provided in Rule 452 for an uncontested election of directors of a company registered under the 1940 Act, the Company does not believe that such an exception extends to BDCs.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin

Vlad M. Bulkin

cc:	Stephen A. Arnall / Capitala Finance Corp.

Steven B. Boehm / Eversheds Sutherland (US) LLP